Exhibit 99.1

Almonty Industries Commences Large-Scale Drilling Program at Sangdong Molybdenum Project

Accelerated Drilling Campaign in Response to Critical Molybdenum Supply Shortage

TORONTO – September 23, 2025 - Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten critical to the U.S. defense and technology sectors, today announced that it has commenced a large-scale drilling program at its Sangdong Molybdenum Project (South Korea) in Yeongwol, Gangwon Province, South Korea (the “Sangdong Molybdenum Project”), to obtain data to confirm whether mineral reserves of molybdenum can be established ahead of possible future production. Almonty has previously filed a technical report for the Sangdong Molybdenum Project entitled “Report NI 43-101 Technical Report of the Sangdong Molybdenum Stockwork Project, South Korea”, dated May 31, 2022 (the “Technical Report”) that was authored by Adam Wheeler, B.Sc, M.Sc, C. Eng. (the “Qualified Person”), an independent expert and a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report has been filed on SEDAR+ and can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website.

Molybdenum is a strategic metal that can significantly enhance heat and corrosion resistance when added in small amounts to steel or specialty alloys. It is widely used in high-temperature and high-pressure industries such as aerospace, defense, nuclear energy, and petrochemicals. More recently, demand has been expanding into next-generation industries including semiconductors and renewable energy facilities. Over the past year, the spot price of molybdenum has increased by approximately 15.1% year-to-date to US$25.97 per pound as of September 19, 2025, according to Metal Bulletin / Fastmarket.

The drilling program is intended to re-examine mineralized structures previously identified in historical drill holes. To this end, a total of 26 drill holes, covering approximately 11,700 meters of underground space, are expected to be drilled using diamond drills to obtain more precise data.

Diamond Drilling activity at Alfonse-D Load.

Almonty is accelerating its molybdenum drilling campaign in response to South Korea’s supply shortage for molybdenum, which has recently reached a crisis level. With the national stockpile falling short, the South Korean government has issued public notices for private companies to secure molybdenum, demonstrating the urgency in securing supplies. Following the drilling campaign, Almonty expects to update the Technical Report and commence production on an expedited basis. Almonty previously signed an exclusive supply agreement with SeAH M&S, a subsidiary of the SeAH Group, to supply 100% of the molybdenum produced at the Sangdong Molybdenum Project for the life of the mine.

Lewis Black, Chairman and Chief Executive Officer of Almonty, commented: “At a time when ally South Korea is facing a shortage of molybdenum supply, we believe that the Sangdong Molybdenum Project will make a significant contribution to national resource security and the establishment of a stable supply chain. This drilling campaign marks an important starting point that is expected to bring long-term benefits to both the community and to this critical allied nation. Once molybdenum production at Sangdong Mine is fully operational, Almonty believes that it will help resolve South Korea’s supply shortage and reduce the nation’s dependence on imports.”

“With molybdenum emerging at Sangdong alongside tungsten at the Sangdong Tungsten Project, the Sangdong Molybdenum Project is also expected to generate economic revitalization effects such as expanded local employment and increased population growth in the region. If molybdenum production at the Sangdong Molybdenum Project begins in tandem with the Sangdong Tungsten Mine, which is already in its Phase I production preparation stage, the positive impact on the broader local community could be substantial,” concluded Black.

As previously announced, the Company conducted a reassessment of its mining portfolio and concluded that, on the basis of its current strategy, including management’s focus and the deployment of resources on the Sangdong Tungsten Mine and the expected economic importance to Almonty of the expected production at the Phase I of the Sangdong Tungsten Mine relative to its other properties, as well as the expected timing and significant potential production increase of Phase II, the Sangdong Tungsten Mine is the only mineral project on a property that is material to the Company for the purposes of NI 43-101. The Company remains engaged in the operation and development of other mineral properties, including the Sangdong Molybdenum Project.

Notes Regarding Scientific and Technical Information

The scientific and technical information contained in this news release relating to the Molybdenum Project has been reviewed and approved by Adam Wheeler, B.Sc, M.Sc, C. Eng., an independent expert and “qualified person” within the meaning of NI 43-101 and a “competent person” under the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012) (the “JORC Code”).

ASX Listing Rules and ASX Listing Rule 5.12.9 Cautionary Statement

The Company advises that, for the purposes of the ASX Listing Rules, all mineral resources and ore reserves contained in the Technical Report are “foreign estimates” and are not reported in accordance with the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves (2012) (the “JORC Code”). Accordingly, Almonty confirms that a competent person has not done sufficient work to classify the foreign estimates contained in the Technical Report as mineral resources or reserves in accordance with the JORC Code and it is uncertain that following evaluation and/or further exploration work that the foreign estimates contained in the Technical Report will be able to be reported as mineral resources or ore reserves in accordance with the JORC Code.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (FSE: ALI1) is a leading supplier of conflict free tungsten — a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the costs and results of drilling, the establishment of mineral reserves, future production at the Sangdong Molybdenum Project and the benefits resulting from such production.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business including, without limitation, the ability to retain members of Almonty’s management team, relationships with customers, suppliers, employees and other business counterparties, industry or economic conditions outside of Almonty’s control and the costs and results of drilling as well as future production timing and results at the Sangdong Molybdenum Project. Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion in the Company’s most recent Management’s Discussion and Analysis for the three and six months ended June 30, 2025 filed on SEDAR+, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.